Noventiq Holding Company
26-28 Hammersmith Grove
London W6 7HA
United Kingdom

April 10, 2024

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Noventiq Holding Co Amendment No. 1 to Registration Statement on Form F-4 Filed March 13, 2024 File No. 333-276351

Ladies and Gentlemen:

Noventiq Holding Company (referred to as “Noventiq”, the “Company”, “we”, “our” or “us” and together with its subsidiaries, the “Group”) hereby respectfully submits our responses to the comments issued by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 29, 2024 (the “Comment Letter”) regarding our Amendment No. 1 to Registration Statement on Form F-4, filed with the Commission on March 13, 2024 (the “Registration Statement”).

The Company has today filed via EDGAR this letter together with its Amendment No. 2 to Registration Statement on Form F-4 (the “Amended No. 2”) which respond to the Staff’s comments contained in the Comment Letter. For the convenience of the Staff we have repeated in bold type the Staff’s comment immediately prior to our response as set forth below. Capitalized terms used in this letter that are not otherwise defined have the meanings ascribed to them in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-4

Non-IFRS Measures, page 24

1.	We note your response to prior comment 3. Please revise your disclosures to explain why the exclusion of these assets and liabilities from your working capital measure provides useful information to investors regarding the company’s financial condition or results of operations. Please also clarify the additional purposes for which management uses this measure, if any.

The Company acknowledges the Staff’s comment and confirms that it has revised the Amendment No. 2 accordingly to remove this measure.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined
Statement of Profit or Loss and Other Comprehensive Income, page 81

2.	We note your response to prior comment 10. Please revise your disclosure on page 70 to clarify the specific amendments that were made to the Sponsor Founder Shares as discussed on page F-35. Further, in your response to prior comment 12, you indicate that you have addressed this comment in your response to prior comment 10. However, it’s unclear how your response to prior comment 10 addresses the Founder Shares that were transferred to the independent directors. If this agreement was amended, please clarify your disclosure on page 70 accordingly. Otherwise, tell us how you considered including an adjustment in your pro forma Statement of Profit or Loss for the year ended March 31, 2023 to give effect to the compensation expense that you will recognize.

In response to the Staff's comment, the Company has revised the Sponsor Earnout Shares section in the Anticipated Accounting Treatment section on page 71 to include documentation noting that the Sponsor Earnout Shares, inclusive of the Sponsor Founder Shares, consist of 2,000,000 shares, which prior to the A&R Business Combination Agreement was 5,000,000 shares. Further, the Company has moved the note CC and DD transaction accounting adjustment from Other operating expenses to Selling, general and administrative expenses to align with Noventiq's share-based compensation expense presentation in the Unaudited Pro Forma Condensed Combined Statement of Profit or Loss and Other Comprehensive Income (Loss) For the Year Ended March 31, 2023. Additional language was also added to note CC and DD noting the balance relates to compensation expense.

The independent directors' shares, which is inclusive of the 175,000 shares, are included within the 1,500,000 Sponsor Shares. These shares transferred to directors and were subject to a performance condition of a completion of a business combination. As the performance condition was not met until a completed business combination, there was no recording of an initial expense for these shares. However, since the pro forma is showing the combined impact of the entities under the business combination the related compensation expense is recognized within the IFRS 2 expense included in note CC and note H.

Risk Factors
Risks Related to CGAC and the Nature of its Business, page 94

3.	We note that CGAC consummated its initial public offering on December 21, 2020. Since Nasdaq IM-5101-2 requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of the IPO registration statement, please add a risk factor that describes the risks of CGAC’s noncompliance with this rule, including that its shares may be subject to suspension and delisting from the Nasdaq Stock Market.

In response to the Staff’s comment, the Company has added a risk factor beginning on page 54 of the Amended No. 2 that describes these risks.

Proposal No. 1 - The Business Combination Proposal
CGAC’s Board of Directors’ Reasons for the Approval of the Business Combination, page 101

4.	Please revise your disclosures to clarify how your projected revenue and Adjusted EBITDA For FY 2024 and FY 2025 compare to the actual amounts achieved for FY 2023. Explain the specific reasons for projected increases and any material assumptions used in deriving projected increases. Please also describe your basis for your sales projections, including whether, and to what extent, derived from firm backlog or whether derived from other sources.

In response to the Staff’s comment, the Company has revised its disclosure beginning on page 105 of the Amended No. 2.

The sales forecast is supported by recurring contracts particularly in the software and cloud business. Our pipeline is constantly evolving and gives visibility of up to six months at any point in time, excluding the recurring contracts. Customer retention rates on major accounts (in excess of $1 million billings per annum) is approximately 93%, and corporate accounts (between $100,000 and $1 million billings per annum) is approximately 85%. We also use historic trends to forecast revenues in addition to these metrics. We apply a geographical approach with a bottom up process based on each country of operation to model revenue and Adjusted EBITDA excluding share based compensation forecasts for a consolidated view. We also review and make assumptions from a top down view including market and macro-economic factors.

Revenue growth of 23% for FY 2024 compared to FY 2023 is driven from both the organic and inorganic business with their respective contributions of 8.7% and 14.3%. The growth projected for FY 2025 is 11.1% is purely organic.

FY 2024 EBITDA excluding share based compensation of $38 million comprises $8 million of growth which includes the impact from geopolitically affected regions continuing ($2M) as well as additional corporate investments made ($3 million) to be able to scale efficiently, offset by continued growth from the business of $11 million and investments made in previous years for partnership projects with strategic vendors resulting in positive Adjusted EBITDA excluding share based compensation of $2 million.

The FY 2025 Adjusted EBITDA excluding share based compensation of $46 million is driven by further efficiencies in certain field operations, primarily in LATAM and Europe to scale the field cost base of $5 million, offset by investments in corporate infrastructure to strengthen systems and governance of $6 million. The growth of $9 million after those cost based effects is purely from the organic business driven by an additional $55 million revenue Year-over-year.

Business of Noventiq
Overview, page 153

5.	Please provide a brief explanation regarding how generative AI is used in your software.

We recognized early the power of data and invested in Artificial Intelligence capabilities, the next frontier in Digital Transformation. Our own IP in AI, Weaver AI, allows us to bring enterprise-class generative AI to many industries including modern Large Language Models for better customer interactions and enterprise class compliance and precision in every transaction. We also bring capabilities of Generative AI into our “AI core” solution such as Microsoft Open AI & ChatGPT, providing a comprehensive capability across our cloud, workplace and industry solutions portfolio. Using state-of-the-art ML models we help our customers become more customer-centric, bring better employee performance and create unique digital experiences for customers. The core of our approach characterizes data, provides proactive recommendations, automation and drives better business decisions for enhanced customer experience. Our expertise also extends to integrating partner technologies such as Microsoft CoPilot, Azure Open AI & AWS ensuring our customers benefit from digital transformation.

The Company has added a risk factor beginning on page 46 of the Amended No. 2 that describes risks associated with the use of AI in our platforms.

Noventiq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Significant Factors Affecting Results of Operations, page 190

6.	We note your disclosures on page 35 that sanctions against Belarus may have considerable negative impacts on the conditions in Belarus from which you generate a substantial portion of your revenue and profitability. Please revise your disclosures to include a description of these risks and conditions and the amount of revenue and gross profit you recognized from Belarus for each period presented.

In response to the Staff’s comment, the Company has revised the section “Noventiq’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Factors Affecting Results of Operations—Macroeconomic conditions” on page 197 of the Amended Registration Statement to include a description of the relevant risks and conditions and the amount of revenue and gross profit recognized from Belarus for each of the periods presented. For the avoidance of doubt, the Company believes that the material risks associated with its business in Belarus are appropriately described in the “Risk Factors” section, including “—Weak economic conditions or prolonged economic and political uncertainties globally and in the markets in which we operate could have a material adverse effect on our business, financial condition, results of operations and prospects” on page 36 of the Amended Registration Statement and “—Our operations are subject to sanctions, anti-bribery and corruption, money-laundering and antitrust laws and regulations” on page 49 of the Amended Registration Statement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +44 (20) 4577 1222.

Sincerely,

/s/ Steve Salter

Steve Salter

VP Corporate Affairs

Noventiq Holding Company

cc:	Jeffrey J. Pellegrino, Partner
Allen & Overy LLP